                                                Filed Pursuant to Rule 424(b)(3)
                                                  Commission File No.: 333-61861

PROSPECTUS

                                 600,573 Shares

                      AUTONOMOUS TECHNOLOGIES CORPORATION

This Prospectus relates to the public offering, which is not being underwritten, of 600,573 shares (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock") of Autonomous Technologies Corporation (the "Company"). All of the Shares may be offered by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such Shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders"). The Company completed the sale of 600,573 shares of Common Stock at $5.166 per share to the Selling Stockholders on May 26, 1998 in a private placement. The Common Stock has been issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof. The Shares are being registered by the Company as requested by the Purchase Agreements between the Company and each of the Selling Stockholders.

The Shares may be offered by the Selling Stockholders from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at such fixed prices as may be negotiated from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution."

The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company has agreed to bear certain expenses in connection with the registration and sale of the Shares being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

The Common Stock of the Company is traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "ATCI." On May 26, 1998, the last sale price for the Common Stock as report by Nasdaq was $5.50 per share. On August 18, 1998, the last sale price for the Common Stock as reported by Nasdaq was $4.5625 per share.

The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" herein for a description of agreements by the Company to indemnify the Selling Stockholders against certain liabilities.


        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS" ON PAGE 5.


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

                THE DATE OF THIS PROSPECTUS IS AUGUST 19, 1998.

                             AVAILABLE INFORMATION

This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional office located at 1401 Brickell Avenue, Suite 200, Miami, FL, 33131. The Commission maintains a website that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission. The address of such web site is http://www.sec.gov. Copies of such material can be obtained from the Public Reference Section of the Commission, located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents or portions of documents filed by the Company (File No. 0-28278) with the Commission are incorporated herein by reference: (a) Annual Report on Form 10-K/A for the Fiscal Year ended December 31, 1997; (b) Definitive Proxy Statement dated April 24, 1998, filed in connection with the Company's 1998 Annual Meeting of Stockholders; (c) Form 8-K filed on April 27, 1998; (d) Form 10-Q for the quarter ended March 31, 1998; (e) Form 8-K filed on June 12, 1998; (f) Form 8-K filed on July 22, 1998; (g) Form 10-Q for the quarter ended June 30, 1998; (h) Form 8-K filed August 18, 1998; and (i) the description of the Company's Common Stock which is contained in its Form S-1 filed under the Securities Act on March 8, 1996 (File No. 333-2068). The discussion regarding the private placement of Series I Convertible Preferred Stock on page 4 of this Prospectus should be read in conjunction with the audited financial statements incorporated herein by reference.

All reports and other documents filed after August 19, 1998 by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Secretary, Autonomous Technologies Corporation, 2800 Discovery Drive, Orlando, Florida 32826, (407) 384-1600.

--------------------------------------------------------------------------------
LADARVision and T-PRK are registered trademarks of the Company. T-LASIK and CustomCornea are trademarks of the Company. Ciba Vision is a registered trademark of Ciba Vision Corporation. Other trademarks used herein are the property of their respective owners.
--------------------------------------------------------------------------------

In evaluating the Company's business, prospective investors should carefully consider the following risk factors before purchasing the securities offered hereby. This Prospectus contains certain forward-looking statements. Statements of plans, intentions and objectives by the Company and statements of future economic performance contained in this Prospectus should be deemed to be forward-looking statements. Cautionary statements are made in certain sections of this Prospectus. These cautionary statements should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus, the materials referred to in this Prospectus or the materials incorporated by reference into this Prospectus.

                                PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere and incorporated by reference in this Prospectus. In evaluating the Company's business, prospective investors should carefully consider the information set forth under the heading "Risk Factors." This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements of plans, intentions and objectives by the Company and statements of future economic performance contained in this Prospectus should be deemed to be forward-looking statements. Statements containing terms such as "believes," "does not believe," "no reason to believe," "expects," "plans," "intends," "estimates," "anticipated," or "anticipates" are considered to contain uncertainty and are forward-looking statements.
Cautionary statements are made in certain sections of this Prospectus. These cautionary statements should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus, the materials referred to in this Prospectus or the materials incorporated by reference into this Prospectus.

For definitions of certain unique medical and regulatory terms used throughout this prospectus, please see the Glossary on page 16 of this prospectus.

                                  THE COMPANY

Autonomous Technologies Corporation ("Autonomous" or the "Company"), a Florida corporation formed in 1985, has been engaged since 1993 in the design and development of the next generation of excimer laser instruments for laser vision correction ("LVC") to reduce or eliminate a person's dependence on eyeglasses or contact lenses. The Company's technology combines eye tracking with a narrow beam excimer laser to treat common refractive vision disorders such as myopia (nearsightedness), hyperopia (farsightedness) and astigmatism (blurred vision). The Company's objective has been to improve refractive surgical outcomes for these conditions over those achieved by earlier LVC systems.

The Company's clinical results were reviewed by the Food and Drug
Administration's ("FDA") Ophthalmic Devices Advisory Panel in February 1998, which unanimously recommended that the Company's PMA application be granted approval by the FDA.

Vision correction is one of the largest medical markets, with approximately 136 million people in the United States using eyeglasses or contact lenses./1/ Within this group, approximately 60 million people are myopic./2/ Industry sources/3/ estimate that Americans spend approximately $13 billion, at retail prices, on eyeglasses, contact lenses and other vision correction products and services each year.
------------------
/1/ According to a private market study and publications of Market Scope (www.mktsc.com).
/2/ Excerpted from a presentation by Dr. Richard Lindstrom, entitled "Excimer Laser Photorefractive Keratectomy: Clinical Outline."
/3/ From an article published in the January 8, 1996 issue of Vision Monday, a trade publication for the ophthalmic industry, entitled "Tracking the Trends for '96 - Eyewear retailers look forward to a successful year as they focus on what's hot."

The Company's marketing strategy is designed to broaden the penetration of the LADARVision System in the refractive surgery market by offering better clinical outcomes to surgeons and patients than is currently available and by significantly reducing the up-front cost to the ophthalmologist of current LVC systems. This marketing strategy would allow physicians to utilize the LADARVision System by paying an advance procedure fee for the equipment and paying a per procedure service fee thereafter. In 1997, the Company and CIBA Vision Group Management ("CIBA") conducted a market research project that buttresses those performed in 1995 and 1996 demonstrating that there is significant interest in both the technical features and benefits of the LADARVision System and in the pricing strategy of lower up-front costs and competitive procedure fees. The Company may, however, elect to change this marketing strategy on a country-by-country and account-by-account basis depending on applicable law and regulation, tax considerations, and competitive conditions.

The Company's LADARVision System technology combines high speed, laser radar eye tracking with narrow beam shaping to form its new and proprietary technology platform. The LADARVision System is designed to address a need for sophisticated eye tracking to compensate for saccadic eye movement during surgery. Saccadic eye movements are very rapid, involuntary and random in amplitude and direction and are not suppressed or reduced by medication used during LVC. These eye movements degrade LVC predictability and visual quality. The Company believes that the LADARVision System provides higher accuracy ablation by virtually eliminating decentration and shaping error caused by eye movement. Additionally, the narrow beam excimer provides a smooth ablation, and the Company's algorithms and shaping apparatus offer high speed to minimize surgical duration while retaining a high degree of pointing accuracy to achieve predictable shaping.

The Company believes the LADARVision System will yield more stable, predictable results with less post-operative regression, potentially improving visual quality and clinical outcomes for low to moderate myopia compared to first generation excimer laser PRK systems manufactured and sold by its competitors. The Company submitted its PMA application on September 5, 1997 for its initial indications of myopia and astigmatism. On February 13, 1998, the FDA's Ophthalmic Devices Advisory Panel reviewed the application and unanimously recommended that the FDA grant the PMA approval for myopia up to -8 diopters and astigmatism up to -4 diopters. On July 28, 1998, the Company received a letter from the Center for Devices and Radiological Health stating that it concurred with the Panel's recommendation and informed the Company that its PMA is approvable for up to -10 diopters of sphere and -4 diopters of cylinder. Final PMA approval cannot occur until the FDA determines that the Company's manufacturing facilities, methods and controls comply with the FDA Quality System Regulations ("QSR"). Normally, the FDA takes several months after a recommendation from a panel to complete its work on the file, conduct inspections of the Company and its systems and records and grant a PMA.

In 1994, the Company entered into a strategic alliance with CIBA, a wholly-owned subsidiary of Novartis AG. The strategic alliance with CIBA is for the worldwide co-promotion of the LADARVision System. Through March 31, 1998, CIBA has invested an aggregate of approximately $5 million in cash and $1.3 million in services in the Company. As a result of this investment, CIBA owns approximately 15% of the Company's Common Stock at August 18, 1998, not including 171,713 shares that may be issuable to CIBA in 1999 the issuance of which would raise its ownership to approximately 16% of the Company's Common Stock, subject to certain anti-dilution provisions. CIBA may, at its sole discretion, terminate the strategic alliance upon 180 days notice to the Company. See "Risk Factors - Possible Termination of Strategic Alliance with CIBA" herein, "Risk Factors - Commission Obligation to CIBA; Future Dilution" herein and "Item 13. - Certain Relationships and Related Transactions" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 ("Form 10-K"). With experience in physician and retail marketing and the second largest worldwide market share for contact lenses, CIBA provides the Company with credibility and awareness in both the ophthalmic and consumer markets. Under the strategic alliance, the Company plans co-promotion strategies, such as product tie-ins, joint advertising and shared exhibit space, on a project-by-project basis. The Company retains the worldwide marketing rights for its LADARVision System.

POSSIBLE CREDIT FACILITY FOR COMMERCIAL SYSTEM PLACEMENTS. The Company and a finance company (the "Lender") have entered into a letter of intent for secured financing of LADARVision Systems placed in the U.S. This disclosure is being made by the Company because the Company believes it is probable that the Company and the Lender will enter into definitive agreements regarding this credit facility before the commencement of commercial system placements in the U.S. (end of summer or early fall 1998) and because the Company believes that investors should know the general terms under which the Company believes it will obtain this financing. The Lender has requested that its name not be disclosed unless and until the Company and the Lender execute definitive agreements. It is contemplated that the Lender will advance funds to the Company shortly after each accepted commercial system placement. The Company would obtain agreements from each of its customers to perform a certain minimum number of procedures on each system over the course of three years with significant termination payments to be made by the customer if the customer terminates the agreement before performing the minimum number of procedures. The minimum number of procedures currently contemplated is 600 procedures per year. Additionally, the Company is required to obtain from each customer a user agreement that (i) provides for minimum payments equal to or exceeding the monthly payments required under the related financing, (ii) requires a termination payment equal to at least the amount that remains to be paid under the financing arrangement if the user agreement is terminated, and (iii) on a case-by-case basis as required by the Lender, contains one or more personal guarantees of each user agreement if the user is a corporate entity. Under the financing arrangement, the Company would receive from the Lender the approximate amount directly invested by the Company in the manufacture of each system (up to a maximum of $220,000 per system). The total amount of this financing is contemplated to be $15,000,000 over a one-year period subject to renewal thereafter. Under the financing arrangement, the Company will make monthly payments of approximately $7,500 per system placed for a three year period. The minimum payment per month, the termination payment and the personal guarantees, if needed under the user agreements, could affect the ability of the Company to place LADARVision Systems into use in the United States. The Lender continues to conduct due diligence on the Company and there can be no assurances that the Company and the Lender will enter into a definitive agreement regarding this type of financing.

SINGLE MANUFACTURER FOR THE LASER COMPONENT. The laser component in the LADARVision System has been custom designed for the Company for high performance and small size. The Company owns the design of the laser component including all drawings and trade secrets relating to the design and manufacture of the laser component. The laser component is currently manufactured by a small manufacturer in the Eastern U.S. that specializes in manufacturing excimer lasers. The Company agreed to purchase 50 laser components from this small company before purchasing laser components from other manufacturers or making the laser component itself. As of the date of this prospectus, the Company has purchased approximately 20 of the 50 laser components. Either the Company or this manufacturer (as the non-breaching party) may terminate this relationship in the event of an uncured breach of the manufacturing agreement. This agreement continues until the Company has purchased 50 laser components. The Company decided to use a single manufacturer for the laser component in order to achieve economies of scale in the manufacture of the laser component and to assure better control of the quality of the laser component. Achieving economies of scale and controlling the quality of the laser component are and will continue to be important factors regarding the laser component and will significantly influence the Company's decision as to whether or not to engage another manufacturer (or manufacture the laser component itself) after the Company has met its obligation to purchase 50 laser components from this manufacturer. In order to protect itself against this manufacturer being unable to manufacture the laser component, the Company required this manufacturer to lease a separate facility for the manufacture of the laser component and to assign to the Company a security interest in all of the equipment, drawings and inventory relating to the manufacturing of the laser component as well as the facility lease. The Company also placed two of its engineers at this manufacturer, beginning November 1997, for approximately six months in order for these engineers to learn and document all of the details of manufacturing the laser component. The Company does not currently have its engineers working at this manufacturer on a full-time basis. However, the two engineers have returned to this manufacturer for further documentation and the Company anticipates its personnel returning to this manufacturer on occasion in the future. In the event that this manufacturer is unable to supply the laser components as required by the Company, the Company believes it has the ability to promptly step in and manufacture the laser components on its own or have another qualified manufacturer make the laser components at the current site where the laser components are manufactured. With these protective measures in place, the Company does not believe there is a significant risk that it will be unable to obtain laser components from a qualified manufacturer or make such components itself in the event that this manufacturer cannot manufacture the laser components.

                              RECENT DEVELOPMENTS

LASIK HYPEROPIC ASTIGMATISM TRIALS APPROVED BY THE FDA. In June 1998, the FDA granted permission for the Company to conduct LASIK Hyperopic Astigmatism trials for up to +6 diopters of sphere and up to -6 diopters of cylinder. These trials began on August 10, 1998, will include up to 150 subjects and are subject to certain conditions required by the FDA. Laser In-Situ Keratomileusis or "LASIK" is a technique which involves both a corneal cut and excimer laser ablation. During the procedure, the ophthalmologist cuts a thin flap on the cornea before using the laser. After the laser ablation is completed, the flap is replaced. According to trade publications, LASIK typically offers patients less pain and shorter recovery times after surgery.

ISO 9001 CERTIFICATION. On June 10, 1998, the Company received ISO 9001/EN 46001 Certification. This Certification was awarded following inspections and audits of the design, manufacturing, installation and servicing of the Company's laser vision correction systems. ISO 9001 Certification is needed when applying for the CE Mark, necessary for marketing in European Community countries.

PRIVATE PLACEMENT OF COMMON STOCK. On May 26, 1998, the Company completed a private placement of 600,573 shares of unregistered Common Stock for $5.166 per share to four European investors (the "Selling Stockholders"). The Common Stock was sold pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. EVEREN Securities, Inc. acted as placement agent for this sale and was paid a commission of 6% of the gross proceeds. The Company estimates the net proceeds of this sale to be $2,884,000. The Company will use the proceeds from the sale of the Common Stock to fund operating expenses and working capital. The Company agreed to file a Registration Statement on Form S-3 on behalf of the Selling Shareholders covering the resale of the shares of Common Stock. This Prospectus forms a part of the Form S-3, pursuant to which the Shares may be offered from time to time by the Selling Stockholders.

PRIVATE PLACEMENT OF SERIES I CONVERTIBLE PREFERRED STOCK. On April 16, 1998 the Company completed a private placement with the OZ Master Fund, Ltd. (the "Investor") of 500 shares of the Company's Series I Convertible Preferred Stock (the "Initial Shares"), with an option to purchase 400 shares of Series I Convertible Preferred Stock (the "Option Shares") and a stock purchase warrant for 300,000 shares of Common Stock (the "Warrant") (collectively, the "Option"). On August 7, 1998, the Company closed the sale of the Initial Shares, which are convertible into a maximum of 1,750,000 shares of the Company's Common Stock.
In the event the Option is exercised, the Initial Shares and the Option Shares, together, may be converted into an aggregate maximum of 2,263,197 shares of the Company's Common Stock. The Company anticipates using the proceeds from the sale of the Series I Convertible Preferred Stock to fund operating expenses and working capital. The Series I Convertible Preferred Stock and Option were sold to the Investor pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. The Company has an effective Registration Statement on Form S-3 on file with the Commission, which it filed on behalf of the Investor covering the resale of the shares of Common Stock into which the Initial Shares are convertible. If the Option is exercised, the Company will file a separate Form S-3 for the shares of Common Stock underlying the Option Shares and the Warrant.

FOOD AND DRUG ADMINISTRATION PANEL APPROVAL. On February 13, 1998, the FDA's Ophthalmic Devices Panel reviewed the Company's PMA application for its initial indications of myopia and astigmatism and unanimously recommended that the FDA grant the PMA approval for myopia up to -8 diopters and astigmatism up to -4 diopters for the Company's LADARVision System. On July 28, 1998, the Company received a letter from the Center for Devices and Radiological Health stating that it concurred with the Panel's recommendation and informed the Company that its PMA is approvable for up to -10 diopters and sphere and -4 diopters of cylinder. Delays could occur in receiving final PMA approval of the LADARVision System resulting from possible delays in passing FDA inspection of the Company's quality management system in order to manufacture the Systems.

In March 1998, Mr. Bruce Hays joined the Company as Director of Quality and Compliance. Mr. Hays had been employed by Beckman Coulter for 11 years where most recently he was responsible for Quality Systems in the Research and Development Division, with 30 years experience in building complex systems to high-quality standards. Additionally, in May 1998, Dr. Steven Bott, Ph.D., joined the Company as Vice President of Engineering and Product Development. Dr. Bott also joins the Company after being employed by Beckman Coulter for 15 years where most recently he was Director of Research and Development, with experience in quality management positions and has significant experience in developing a manufacturing process that complies with QSR.

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH HEREIN IN THE SECTION CAPTIONED "RISK FACTORS" WHICH IMMEDIATELY FOLLOWS THIS SECTION ON PAGE 5.

                     -------------------------------------
 The Company's executive offices are located at 2800 Discovery Drive, Orlando,
                                 Florida 32826,
   where it also maintains its primary research and manufacturing facilities.
            Its telephone number at that location is (407) 384-1600.
                     -------------------------------------

                                  RISK FACTORS

In evaluating the Company's business, prospective investors should carefully consider the following risk factors. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements of plans, intentions and objectives by the Company and statements of future economic performance contained in this Prospectus should be deemed to be forward-looking statements. Statements containing terms such as "believes," "does not believe," "no reason to believe," "expects," "plans," "intends," "estimates," "anticipated," or "anticipates" are considered to contain uncertainty and are forward-looking statements. Cautionary statements are made in certain sections of this Prospectus. These cautionary statements should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus, the materials referred to in this Prospectus or the materials incorporated by reference into this Prospectus.

For definitions of certain unique medical and regulatory terms used throughout this prospectus, please see the Glossary on page 16 of this prospectus.

ABSENCE OF OPERATING HISTORY AND PROFITABILITY; EXPECTED FUTURE LOSSES. The Company was founded in 1985 to develop laser tracking technology for the Department of Defense under the Strategic Defense Initiative and did not pursue development of the LADARVision System product until 1993. The Company has generated limited revenues to date, of which very little so far relate to its LADARVision System, and has incurred net losses since 1991 for an aggregate accumulated total of approximately $36.9 million. The Company's net losses for the fiscal years ended December 31, 1995, 1996 and 1997 were approximately $4.1 million, $9.0 million, and $11.6 million, respectively. The Company's LADARVision System may require additional product development, will require additional clinical studies for indications beyond low and moderate myopia and astigmatism and will require marketing investment as well as its PMA from the FDA as a Class III device prior to United States commercialization. There can be no assurance that any of the Company's product, clinical or market development efforts will be successfully completed, that regulatory approvals will be obtained, or that the Company's products will be capable of being produced in commercial quantities at reasonable cost and quality. Further, it is expected that the Company will continue to incur substantial losses for some time after it enters the United States market for laser vision correction, and there can be no assurance that the Company will attain profitability at any time in the future.

Management intends to seek funding from time-to-time to ensure adequate liquidity to fund operations until profitability and positive cash flow is achieved. As of the date of this prospectus, the Company has completed a sale of Common Stock to the Selling Stockholders for net proceeds of $2.9 million and completed a private placement of Series I Convertible Preferred Stock and an option to purchase additional Series I Convertible Preferred Stock to an Investor for initial net proceeds of approximately $4.7 million (the Company will receive additional proceeds of approximately $3.9 million if the Option is exercised). Additionally, the Company and a financial institution have entered into a letter of intent whereby the lender may provide up to $15 million of financing to the Company secured by LADARVision Systems placed in the U.S. commercial marketplace. See "The Company," page 1.

DEVELOPMENT STAGE COMPANY; GOING CONCERN ACCOUNTANTS' OPINION. The Company is classified as a development stage company and its financial statements are therefore presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 7. The Company must begin generating significant revenues before SFAS No. 7 permits dropping the development stage company designation. Additionally, the Company's independent certified public accounting firm has modified its report on the Company's financial statements as of December 31, 1997, stating that factors discussed in Note 1 to the financial statements raise a substantial doubt about the ability of the Company to continue as a going concern. See "Absence of Operating History and Profitability; Expected Future Losses" for a discussion of the Company's strategy to secure adequate liquidity.

GOVERNMENT REGULATION; FOOD AND DRUG ADMINISTRATION; POSSIBLE FAILURE TO OBTAIN REGULATORY APPROVAL FOR PRODUCTS. Medical devices are subject, prior to clearance for marketing, to rigorous pre-clinical and clinical testing mandated by the FDA and comparable agencies in other countries and, to a lesser extent, by state regulatory authorities. The Company filed a PMA application with the FDA for approval of its LADARVision System as a Class III device for treating low myopia on September 5, 1997 and in November 1997, amended the application to include myopia with astigmatism. The Company must file an amendment or amendments to its original PMA application for other vision disorders.

The process of obtaining approval of a PMA application is lengthy, typically taking approximately one year, is expensive and there is no assurance that a PMA will be granted at the end of this process. The PMA process requires the submission of extensive clinical data and supporting information to the FDA.
The PMA process also typically requires a public hearing before an advisory panel comprised of experts in the field (this hearing took place in February
1998). However, the FDA is not bound by the advisory panel's recommendations. In late 1996, the FDA issued a definitive statement entitled "FDA Guidance for Photorefractive Keratectomy Laser Systems: IDE Studies and PMA Applications" (the "Guidance Document"). The Guidance Document offers companies pursuing FDA approval of LVC systems substantially more defined filing paths, study design and execution requirements, and safety and efficacy data levels that will have to be achieved in order to be a candidate for issuance of a PMA. The Company believes that the Guidance Document will make the process of obtaining PMA approvals for LVC systems less uncertain and more predictable but will not eliminate the risk that the Company will not be granted a PMA. The Company believes that its engineering, clinical trials and data gathering and analysis, including that which was accomplished before the existence of the Guidance Document, are in substantial compliance with the Guidance Document.

Products manufactured and distributed by the Company pursuant to a PMA will be subject to extensive, ongoing regulation by the FDA. The FDA enabling legislation, the Food, Drug and Cosmetic Act (the "FDC Act") also requires the Company to manufacture its products in accordance with its current Quality System Regulations ("QSR"). The Company's facilities will be subject to periodic, surprise QSR inspections by the FDA. These regulations impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities. QSR regulations are consistent, to the extent possible, with the requirements for quality systems contained in applicable international standards, primarily, the International Standards Organization (ISO) 9001. The Company has recently received its ISO 9001 certification.

The Company's manufacturing facilities must comply with FDA QSR guidelines before the Company's PMA can be granted. The Company must still pass an FDA inspection regarding compliance with QSR. Delays could occur in receiving FDA approval of the LADARVision System resulting from possible delays in obtaining FDA approval of the Company's quality management system in order to manufacture the Systems. If any major noncompliances with the QSR guidelines are noted during facility inspections, continued marketing of the Company's products may be adversely affected.

Additionally, product and procedure labeling and all forms of promotional activities are subject to examination by the FDA, and current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. Noncompliance with these requirements may result in warning letters, fines, injunctions, recall or seizure of products, suspension of manufacturing, denial or withdrawal of PMAs, and criminal prosecution.

In September 1997, the Company filed a PMA application with the FDA for approval of its LADARVision System as a Class III device. In October 1997, the Company's PMA application was accepted for review by the FDA. In February 1998, the U.S. Food and Drug Administration's (FDA) Ophthalmic Devices Advisory Panel unanimously recommended approval of the PMA for the LADARVision System, within certain parameters. On July 28, 1998, the Company received a letter from the Center for Devices and Radiological Health Stating that it concurred with the Panel's recommendation and informed the Company that its PMA is approvable for up to -10 diopters of sphere and -4 diopters of cylinder. Final PMA approval cannot occur until the FDA determines that the Company's manufacturing facilities, methods and controls comply with the FDA Quality System Regulations. The FDA typically follows a panel's recommendation and grants the PMA after product labeling is established and after an inspection finding that the manufacturer is in compliance with FDA Quality System Regulations. See "Risk Factor - "Limited Manufacturing Experience; QSR and ISO 9001 Requirements" on page 7.

The FDA Quality System Regulation and ISO 9001 require the Company to maintain a supplier-quality program with major sub-contractors in order for the Company's product to carry the claim of having been manufactured in a quality environment. The Company must demonstrate that it is properly managing the quality of all of its vendors. There is always the risk that existing sub-contractors who meet the requirements currently will not meet them at some time in the future. As a result, it is possible that the Company's commercial capability could be hindered at some time in the future because it is unable to pass QSR inspections by the FDA, its subcontractor's documented quality systems fail to be sufficient, or the Company is unable to obtain the "CE" mark to enable the Company to distribute products in Europe in 1998 and beyond. (See "Risks Associated with International Commercial Activities" on page 11 for a discussion of the "CE" mark.)

Requirements for regulatory approval relating to the LADARVision System may vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. The Therapeutic Products Directorate of Canada, by letter dated July 28, 1998, informed the Company that the LADARVision System was reviewed pursuant to the Medical Devices Regulations and that the System satisfies the requirements for safety and efficacy for -1 to -10 diopters of sphere and up to -6 diopters of astigmatism. On August 12, 1998, the Company submitted its application for final approval of its LADARVision System in Canada. The Therapeutic Products Directorate has 75 days from its receipt of the Company's application to act on the application. No regulatory clearances have been obtained in any countries, and there is no assurance that any will be issued.

Changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect on the Company's business, financial condition or results of operations.

NEED FOR ADDITIONAL CAPITAL TO FUND PLACEMENT OF THE LADARVISION SYSTEMS AND FOR OPERATIONS. The Company's business strategy calls for the placement of the LADARVision Systems with ophthalmologists primarily under procedure fee agreements. As a result, the Company will be required to fund the direct manufacturing costs of each system, estimated to be $200,000 for each system. Although the Company intends to receive prepaid fees for the placement of each machine and to seek financing for additional balances of capital investment, such prepaid fees and funding will not cover the initial manufacturing and installation costs of each system. The Company will be required to obtain financing prior to achieving high volume commercial use of its LADARVision Systems. The Company has entered into a letter of intent with a financial institution for financing of LADARVision Systems. See "The Company" on page 1. There can be no assurance that the Company will be able to obtain funds under such financing arrangement or similar debt agreement or raise equity capital as needed for the commercial placement of its LADARVision Systems or, if such funding is obtained, that the terms of such funding will be favorable to the Company. Until such time as the cash provided from the procedure fees derived from LADARVision System placements is sufficient to cover the Company's clinical, research, development and administrative expenses, the Company will need additional capital for funding of its operations. These expenses are currently running at approximately $1.3 million per month. To the extent that such additional capital is obtained via equity sales, the holdings of existing shareholders may be materially diluted. Further, additional dilution will occur to existing shareholders upon the exercise of outstanding warrants and stock options, the potential issuance of shares to CIBA in 1999, the conversion of Series I Convertible Preferred Stock and the exercise of the Warrant.

LIMITED MANUFACTURING EXPERIENCE; QSR AND ISO 9001 REQUIREMENTS. The Company's manufacturing operations consist primarily of the final assembly of out-sourced parts and components, followed by testing to assure field performance and quality control. The Company must expand its manufacturing capabilities for commercial production of the LADARVision System to have the capacity to address the market. The Company has recently experienced delays in the production of LADARVision Systems in order for it to finalize its QSR systems and complete implementation of several engineering changes. The Company believes it will have the engineering changes and QSR system completed by the end of summer 1998. After an initial inspection by the FDA in January 1998, the Company addressed deficiencies in QSR compliance to the FDA and believes it will have its QSR system ready for FDA inspection by the end of summer 1998, including manufacturing process validation, which was a deficiency noted in May 1998 by the FDA. The Company believes it has cured all significant deficiencies. There can be no assurance that the Company will not continue to experience such production and FDA inspection difficulties as it converts from a research and development operation into a commercial manufacturing operation. Any delay in commercial production beyond the Fall of 1998 could have a material adverse effect on the Company's operations. In addition, the Company must continue to meet the FDA's QSR guidelines in order to ship systems for use in the United States. In addition, if any of the Company's suppliers of significant components or sub-assemblies cannot meet the quality requirements of the Company, the Company could be delayed in producing commercial systems for the United States market. The Company has received its ISO 9001 certification which is needed when applying for the CE Mark, necessary for marketing in European Community countries.

RELIANCE ON THIRD PARTY AND SINGLE MANUFACTURER. The Company relies on third party suppliers to provide the components necessary for the manufacture of the LADARVision System. The Company-patented laser component of the LADARVision System is currently manufactured by a small company according to Company-owned design documentation and specifications. The Company has the right to make or have made the laser component in the event this manufacturer is unable to deliver the Company's requirements for the laser component. For a more detailed discussion of the manufacturer of the laser component, see "The
Company - Single Manufacturer for the Laser Component" on page 3. In addition to the laser component, the most significant system component is the tracking hardware. Other components of the LADARVision System such as the stereo microscope, computer hardware and system casing are available from several sources. The Company may be unable to obtain sufficient quantities of these components or it may be unable to effect a change from the laser component manufacturer to another manufacturer. In these instances, reductions in manufacturing capability could occur that could cause delays in clinical trials, regulatory approvals and commercialization which would have a material adverse effect on the business, financial condition, and results of operations of the Company.

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY. The Company's success will depend in part on its ability to obtain patents for its products and processes, to preserve its trade secrets and to operate without infringing upon the proprietary rights of third parties. In particular, whether the Company can protect its proprietary tracking and narrow-beam shaping technology is critical to its ability to differentiate it from existing LVC systems. The Company has filed fourteen U.S. and foreign patent applications related to several features of its eye tracking technology as well as to its narrow beam delivery, corneal sculpting methods and advanced topographical analysis. Five of these applications have resulted in the issuance of United States patents, which have expiration dates ranging from 2012 to 2018, and multiple claims for two additional U.S. patents have been allowed. It is uncertain as to whether any other patents will be issued, whether the scope of any patent protection will exclude competitors or provide meaningful competitive advantages to the Company, whether any of the Company's patents will be held valid if subsequently challenged, or whether others will not claim rights in or ownership of the patents and other proprietary rights held by the Company.

In both the United States and overseas, there are a number of patents covering methods, procedures and apparatus for performing corneal surgery with ultraviolet laser ablation. Furthermore, there are existing patents in eye tracking and narrow beam excimer shaping. The patent positions of medical technology are generally uncertain and involve complex legal and factual questions. Consequently, the Company does not know whether any of its pending applications will result in the issuance of any patents or whether issued patents will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States are maintained in secret until patents are granted and since publication of inventions in scientific or patent literature tend to lag behind patent grants by several months, the Company cannot be certain that it was the first creator of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions.

PATENT LITIGATION. There has been significant patent litigation in the medical device industry generally, and in LVC in particular. The defense and prosecution of patent proceedings is costly and involves substantial commitments of management time. Adverse determinations in litigation or other patent proceedings to which the Company may become a party could subject the Company to significant legal judgments or other liabilities to third parties and could require the Company to seek licenses from third parties that may or may not be obtainable and may or may not be economically viable. Patent and other intellectual property disputes in the medical device industry often are settled through licensing arrangements. The costs associated with such arrangements may be substantial, and could include ongoing royalties. Furthermore, there can be no assurances that a settlement through licensing can be reached, accordingly, an adverse determination in a judicial or administrative proceeding, or the Company's failure to obtain necessary licenses, could prevent the Company from manufacturing and selling its products in one or more markets, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Two of the Company's competitors, Summit Technology, Inc. ("Summit") and VISX, Inc. ("VISX") formed a United States partnership, Pillar Point Partners ("Pillar Point"), in 1992 to pool certain of their respective patents related to corneal sculpting technologies. In October 1996, the Company filed suit in the U.S. against Pillar Point, Summit and VISX alleging non-infringement, unenforceability and invalidity of certain of the patents then controlled by Pillar Point. On June 9, 1998, Summit and VISX announced that they had reached agreement on the dissolution of Pillar Point to be effected as soon as possible. As a part of the dissolution of Pillar Point, Summit and VISX granted each other a worldwide, royalty free cross-license whereby each party will have full rights to license all existing patents owned by either company relating to LVC for use with their systems. The dissolution of Pillar Point will not affect the Company's lawsuit against Summit and VISX, however, there can be no assurance that the Company will prevail in this lawsuit or that other such suits will not arise. As of the date of this prospectus, this suit has proceeded into the discovery phase. See "Item 3. - Legal Proceedings" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

TECHNOLOGY LICENSES FROM VISX AND OTHERS. Depending upon whether the Company's LADARVision System incorporates patented technology owned by VISX and as may be required by any license agreement that the Company may enter into with VISX, the Company or its LADARVision System users may be required to pay royalties and per procedure fees to VISX for all revenues generated in the United States. The Company has not obtained a license from VISX as of this date, and the actual per procedure fee and other terms of any license, if such license is granted, have yet to be determined. The Company has been informally advised by Summit, and the Company believes, that the LADARVision System or its use does not infringe on patents owned by Summit. However, there can be no assurances that the Company will not be required to obtain a license from Summit with regard to patents owned by Summit.

In addition, there may be other United States and foreign patents for which the Company will need to negotiate licenses in order to sell, lease or use the LADARVision System in certain markets.

There can be no assurance that the Company or its customers will be successful in securing licenses, including any necessary licenses from VISX or others, or that if the Company does obtain licenses, such licenses will be on terms acceptable to the Company. The failure to either obtain required licenses or to obtain licenses on terms favorable to the Company could have a material adverse effect on the business of the Company.

LIMITED HUMAN CLINICAL TRIAL DATA IN HYPEROPIA AND LASIK; LACK OF LONG-TERM FOLLOW-UP. Substantial additional human clinical trials must be completed under rigorous protocols at multiple sites in order to submit the required outcome data for hyperopia/astigmatism and LASIK with the Company's PMA application(s). The Company currently anticipates completing patient enrollment for these two additional patient protocols by December 1998; however, there can be no assurances that the Company will be able to complete the patient enrollment by that date. The results of the Company's early clinical trials in myopia/astigmatism appear satisfactory, but may not be indicative of results to be expected in future clinical trials for expanded indications. If the Company's clinical trials do not show consistently good outcomes, the Company may not be able to secure a PMA for its products. Moreover, the results of clinical trials are not within the Company's control, and the Company could experience delays in completing its clinical trials for a variety of reasons. Any failure to obtain a PMA or delay in clinical trials would have a material adverse effect on the Company's business, financial condition and results of operations.

There have been concerns with respect to the safety and efficacy of LVC, including the predictability and stability of results. Potential complications and side effects in early LVC systems have included post-operative discomfort due to re-epithelialization (eye membrane re-growth); corneal haze during healing (an increase in the light scattering properties of the cornea); glare/halos (undesirable visual sensations produced by bright lights); decreases in contrast sensitivity; temporary increases in intraocular pressure in reaction to topical medication administered during and after the procedure; fluctuations in refractive capabilities during healing; occasional decreases or permanent loss in best corrected vision post-operatively (i.e., with corrective eyewear); unintended over-corrections or under-corrections; regression of operative effect; disorders of corneal healing; corneal scars; corneal ulcers and unintentionally induced astigmatism. It is entirely unpredictable as to whether long-term follow-up data on either clinical or later commercial patients from any LVC system will reveal additional complications that may have a material adverse effect on acceptance of LVC and market size which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. Concern over the safety of LVC in general could, in turn, result in adverse regulatory action which could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAIN MARKET ACCEPTANCE OF LVC. The Company believes that its long-term growth and ultimate profitability will depend upon acceptance of LVC in the United States and certain international markets and the Company's ability to penetrate the LVC market successfully. LVC has only been marketed in the United States for approximately three years and initial market growth has been slower than originally anticipated in 1994 (market estimates published by Market Scope (www.mktsc.com) have shown approximately 100,000 and 250,000 U.S. procedures for the calendar years 1996 and 1997, respectively). The degree of eventual acceptance of LVC by ophthalmologists and persons needing refractive correction as an alternative to existing methods of treating or correcting vision disorders is still undeterminable. The acceptance of LVC by the general population may be affected adversely by its retail price (which is not expected to be reimbursed to the patient by medical insurance), concerns relating to its safety and efficacy, and the accepted effectiveness of alternative methods of correcting refractive vision disorders. Additionally, the current lack of long-term follow-up data, the possibility of unknown side effects, and the expected lack of third-party reimbursement for the procedure might also adversely affect demand. Any future reported adverse events or other unfavorable publicity involving patient outcomes from the use of legal or illegal LVC systems manufactured by any participant in the LVC market could also adversely affect consumer acceptance. Ophthalmologist and optometrist acceptance (the latter for referrals) could also be affected by the high costs and expenses of excimer laser systems, which might preclude access to such systems by some professionals. In addition, the Company's marketing strategy relies, in part, on ophthalmologists who are currently using an existing excimer laser system to replace their equipment with the Company's LADARVision System. Emerging new refractive surgery technologies and procedures may also have the potential to compete with or materially limit the acceptance of LVC. Current ophthalmic product suppliers whose products, including eyeglasses and contact lenses, are alternatives to LVC also may adversely affect the market acceptance of LVC by their retail marketing strategies, including aggressive pricing. The failure of LVC to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that there will be demand for the Company's LADARVision System.

RAPIDLY CHANGING TECHNOLOGY; HIGHLY COMPETITIVE MARKETS. The refractive surgery market is characterized by rapidly evolving technology and intense competition. The Company is aware of two companies, Summit and VISX, that have been granted their PMA's and are actively marketing LVC systems in the United States for myopia and astigmatism. Several companies, including Bausch & Lomb's Surgical Division (formerly Chiron/Technolas), Coherent/Schwind, Nidek, Meditek, Lasersight and Novatec, have introduced LVC systems outside the United States, where LVC has been commercialized for treating refractive disorders. Three of these companies have made announcements of PMA filings with the FDA subsequent to the Company's filing, indicating substantial completion of their U.S. Phase III protocols. Other companies either have begun or may soon begin clinical trials in the United States, including Phase III trials, the last stage before approval. LVC providers who purchase equipment from Summit or VISX may be reluctant to change to the new LADARVision System because of the significant capital investment they have made or the familiarity with the equipment and the inconvenience of changing to a new system. If other providers of LVC systems are able to saturate the United States market with their equipment before the Company obtains FDA approval to market the LADARVision System in the United States, the Company could experience a significantly lower share of the market than anticipated which would have a material adverse effect on the Company's business, financial condition and results of operations.

Several of the Company's competitors have allied with or developed their own vision care centers in Europe and the United States and have entered into strategic alliances with prominent corporations in the worldwide ophthalmic industry to promote their LVC excimer lasers. Many of these companies have substantially greater capabilities than the Company in the areas of capital resources, research and development resources and regulatory, manufacturing and marketing experience. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective and less expensive than those developed or marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive.

Non-laser corrective refractive procedures and technologies are under development, and it is possible that these technologies and procedures will be successfully developed as competition to the Company's technology.

RELIANCE ON A SINGLE POTENTIAL PRODUCT. Currently the Company's only significant planned product is the LADARVision System for refractive correction. The Company's existing plans assume that it will derive substantially all of its revenues from the LADARVision System. If the Company is unable to make significant commercial placements of the LADARVision System for vision correction, the viability of the Company would be jeopardized. Furthermore, if the Company is unable to successfully design, clinically test and gain FDA approval on various indications, such as low and moderate myopia, astigmatism, and hyperopia, the Company's future growth could be significantly limited.

DEPENDENCE ON AND NEED FOR KEY PERSONNEL; POTENTIAL FAILURE TO MANAGE GROWTH. Prior to 1995, the Company relied on consultants and contractors to assist senior management in certain financial, regulatory, marketing and manufacturing functions. Since 1995, the Company has attracted senior personnel in marketing, clinical trials management, finance, research, engineering and operations. As the Company continues the clinical development of the LADARVision System and prepares for regulatory approvals and other commercialization activities, it will need to continue to implement and expand its operational, financial and management resources and controls. Particularly important will be the need of the Company to build a manufacturing and field service organization. The failure of the Company to attract and retain experienced individuals for these positions, as well as any inability of the Company to effectively manage growth in its domestic and international operations as it transitions from a development stage enterprise to a commercial entity, could have a material adverse effect on the Company's business, financial condition and results of operations .

The Company follows a policy of "at-will" employment and has no employment contracts with any of its employees. The Company is in the process of obtaining key-man life insurance for all of its officers. Not all of its officers are yet covered under the key-man life insurance. There can be no assurance that the Company will be able to obtain key-man life insurance on each of its officers.

NO SIGNIFICANT SALES AND MARKETING EXPERIENCE; RELIANCE TO DATE ON STRATEGIC ALLIANCE PARTNER. The Company's efforts to date have focused on the development and evaluation of the LADARVision System for treating refractive disorders. As the Company continues clinical studies with the LADARVision System and prepares for commercialization of the product internationally and in the United States, it must build a sales and marketing infrastructure. The Company has limited experience in the sales and marketing of capital equipment for laser vision correction. In 1994 and 1995, the Company entered into agreements that form a strategic alliance with CIBA for the worldwide co-promotion of the Company's LADARVision System excimer laser. Although it has developed a strong reputation in certain ophthalmic markets such as contact lenses, lens care and ophthalmic pharmaceuticals, CIBA does not have considerable experience in the sale of ophthalmic equipment or in the refractive surgery market. It is possible that the Company will not be able to attract the personnel to develop the infrastructure to effectively market the LADARVision System or that CIBA will not be able to provide sufficient or effective co-marketing and business support.

RISKS ASSOCIATED WITH INTERNATIONAL COMMERCIAL ACTIVITIES. International commercial activities may be limited by or disrupted by the imposition of government controls, unique license requirements, political instability, trade restrictions, changes in tariffs or taxes, regional economic conditions, such as currently in Asia, currency fluctuations and changes, and difficulties in staffing and managing such complexities.

The Company has received its ISO 9001 certification, which is needed when applying for a "CE" mark certification, an international symbol of quality and compliance with applicable European medical device directives. Until the Company receives its CE Mark certification it is prohibited from placing the LADARVision System in Europe which could have a material adverse effect on the business, financial condition, and results of operations of the Company. The Company expects to apply for the CE Mark in the fall of 1998.

COMMISSION OBLIGATION TO CIBA; FUTURE DILUTION. As part of the strategic alliance with CIBA, the Company will pay a 6% commission on net revenue worldwide from all equipment sales and patient procedure fees relating to ophthalmic refractive surgery. The initial commission is limited to $10,000,000 in the aggregate. In the event the Company has not paid commissions to CIBA totaling $10,000,000 or more by May 15, 1999, the Company must deliver to CIBA 171,713 shares Common Stock (the "Additional Shares"), and continue to pay commissions until the $10,000,000 aggregate amount is reached. If the Additional Shares are issued, the number of such shares must be adjusted so that the Additional Shares have a market value of at least $675,000 on May 15, 1999. The Company's current business plan contemplates that commissions to CIBA by May 15, 1999 will not total $10,000,000. Therefore, it should be assumed that the Company will issue the Additional Shares on May 15, 1999. The 6% commission will reduce the Company's income and margins from its business for the period it is payable, and the Additional Shares are prospectively dilutive to stockholders in 1999.

POSSIBLE TERMINATION OF STRATEGIC ALLIANCE WITH CIBA. The strategic alliance provides CIBA and the Company with certain termination rights. CIBA may, at its sole discretion, terminate the strategic alliance upon 180 days notice to the Company. In such event, the Company would be obligated to continue to pay to CIBA for up to three years beyond termination the 6% commission on procedure fee revenue derived from LADARVision Systems that were commercially placed at the time of the termination. Additionally, CIBA has the right to terminate the strategic alliance upon 30 days notice should there be a change of control of the Company (defined as the transfer of greater than 50% of the voting stock or substantially all of the assets of the Company in a single transaction or series of related transactions, excluding a bona fide public offering). CIBA also has the right to terminate the strategic alliance upon 30 days notice if it determines, in its sole discretion, that the Company's core technology or the commercial essence of the technology is not patentable, or that additional licenses (other than that with VISX or Summit) are necessary, are not obtained or would have a material adverse impact upon the commercial value of the Company's technology. CIBA also has the right to terminate such agreement (i) if the Company materially breaches such agreement and does not cure such breach within the cure period, (ii) if the Company becomes insolvent, or (iii) if the control of the Company falls into the hands of a competitor to CIBA. In the event that CIBA terminates the strategic alliance, such termination would have a material adverse effect on the operations, financial condition and the results of operations of the Company, in that the Company would be unable to utilize the CIBA name in connection with marketing the LADARVision System, or to utilize other planned services as agreed to in the strategic alliance.

POTENTIAL PRODUCT LIABILITY CLAIMS AND UNINSURED RISKS. The Company's business involves the risk of product liability claims. Any inability of the Company to maintain adequate insurance coverage at any time could, in the event of product liability or other claims in excess of the Company's insurance coverage, have a material adverse effect on the Company's business, financial condition and results of operations. The Company currently has product liability insurance coverage which it believes is adequate and which covers the Company's exposure under both clinical and commercial surgeries. This is a "claims made" product liability insurance policy with coverage limits of $5 million per occurrence and $5 million in the aggregate annually. The Company has in the past agreed, and is likely to in the future agree, to indemnify certain medical institutions and personnel thereof conducting and participating in the Company's clinical studies. The Company will indemnify its commercial customers for product liability claims arising out of defects, if any, in the system.

VOLATILITY OF STOCK PRICE. The Company's Common Stock has experienced substantial price volatility, and such volatility may occur in the future. Additionally, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In addition, the market price of the shares of Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, developments with respect to patents or proprietary rights, including lawsuits, the perceived ability of the Company to obtain any new financing necessary, public concern as to the safety of products developed by the Company or its competitors, changes in health care policy in the United States and internationally, changes in analysts' recommendations regarding the Company, other LVC or medical device companies or the medical device industry generally and general market conditions may have a significant effect on the market price of the Common Stock.

CONTROL BY CERTAIN EXISTING STOCKHOLDERS. The directors, executive officers and certain entities affiliated with directors of the Company beneficially own approximately 23.2% of the Company's outstanding Common Stock. Accordingly, these stockholders, individually and as a group, may be able to influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Company's Third Amended and Restated Articles of Incorporation (the "Articles") and Bylaws and the approval of certain mergers or other similar transactions. Such control by existing stockholders could also have the effect of delaying, deferring or preventing a change in control of the Company.

NO FORESEEABLE DIVIDENDS. The Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain future earnings for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

ANTI-TAKEOVER MEASURES; POTENTIAL ADVERSE EFFECT ON COMMON STOCK PRICE. The Company's Articles authorize the Company's Board of Directors to issue shares of the Company's Preferred Stock and to determine the rights, preferences, privileges and restrictions of such shares without any vote or action by the stockholders. The issuance of Preferred Stock under such circumstances could have the effect of delaying or preventing a change in control of the Company. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be created and issued in the future. In addition, the Company's Articles provide that any action to be taken by written consent in lieu of an annual or special meeting of the stockholders is prohibited unless the use of written consents is approved in advance thereof by the Board of Directors and that an affirmative vote of the holders of not less than two-thirds of the outstanding voting shares is required to amend such prohibition of use of written consents by the stockholders set forth above.

In addition, certain provisions of the Florida Business Corporation Act have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These statutory provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors in connection with such a transaction. One of the effects of the provisions described above may be to discourage a future attempt to acquire control of the Company that is not presented to and approved by the Board of Directors, but which a substantial number, and perhaps even a majority of the Company's stockholders, might believe to be in their best interests or in which stockholders might receive a substantial premium for their shares over the current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so.

SHARES ELIGIBLE FOR RESALE. At August 18, 1998, the Company had 11,326,491 shares of Common Stock outstanding. Of the shares of Common Stock currently outstanding, the Company estimates that there are currently 1,710,000 unregistered shares of Common Stock outstanding of which 674,500 may be freely traded or may be traded under certain volume and other restrictions set forth in Rule 144 (as recently amended).

At August 18, 1998, the Company had reserved 1,932,480 shares of Common Stock for issuance pursuant to the 1995 Stock Option Plan and the 1996 Employee Stock Purchase Plan (collectively, the "Stock Plans"). Of this amount, 1,567,766 shares were subject to outstanding options at August 18, 1998, with a weighted average exercise price of $4.26 per share. Since the Stock Plans have been registered on Form S-8 with the SEC, Common Stock issued in conjunction with the Stock Plans are generally eligible for resale in the open market.

At August 18, 1998, the Company has reserved 925,350 shares of Common Stock for issuance upon the exercise of warrants outstanding. At the current time, should such warrants be exercised, they would generally result in unrestricted Common Stock being issued. Of these 925,350 warrants, all are exercisable at August 18, 1998, with a weighted average exercise price of $4.02 per share, and 820,350 are "in the money."

Certain holders of the Company's Common Stock and stock purchase warrants totaling 468,821 shares (together, the "Registrable Securities") have certain rights to cause the Company to register the sale of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act for its own account, holders of the Registrable Securities are entitled to notice of such registration and are entitled to include Registrable Securities therein, provided, among other conditions, that the underwriters, if any, of such offering have the right to limit the number of shares included in such registration. Of the total number of Registrable Securities, 438,821 shares of the 1,695,371 shares owned by CIBA are included in the total of Registrable Securities. CIBA may require the Company to file additional registration statements covering those shares of Common Stock it owns, which are not otherwise registered, on Form S-3, subject to certain conditions and limitations. Registration of such shares under the Securities Act would result in such shares becoming freely transferrable under the Securities Act (except for shares held by affiliates of the Company) immediately upon the effectiveness of such registration. CIBA has waived its right to have shares registered on this Form S-3.

No prediction can be made as to the effect, if any, that sales of shares of Common Stock under Rule 144 or pursuant to the registration rights described above, or the future availability of such shares for sale, will have on the market price of the Common Stock. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

POTENTIAL ADVERSE EFFECTS OF SERIES I CONVERTIBLE PREFERRED STOCK CONVERSIONS; NEW SIGNIFICANT STOCKHOLDER; POTENTIAL DECLINE IN PRICE OF COMMON STOCK. The Initial Shares sold (see "Recent Developments," page 3) are convertible into a maximum of 1,750,000 shares of Common Stock (the "Initial Maximum Shares"). In the event the Option is exercised, the Initial Shares and the Option Shares, together, are convertible into an aggregate maximum of 2,263,197 shares of Common Stock (the "Total Maximum Shares"). Upon the exercise of the Option, the Investor will receive the Warrant for 300,000 shares of Common Stock. In the event all such conversions occur for the Total Maximum Shares, the Warrant is exercised and the Investor retains ownership of all such shares, the Investor would own 2,563,197 shares of Common Stock (see "Recent Developments," page 3) which would be an 18.5% interest in the Company's Common Stock. If this beneficial interest in the Company's Common Stock is established by the Investor, the Investor would be the largest beneficial owner of the Company's Common Stock.

The Investor may convert the Series I Convertible Preferred Stock at a maximum rate of 115 shares of Series I Convertible Preferred Stock per month. Thus, the conversion of the Initial Shares may occur over a period of approximately 5 months. As an example, based on an average trading price of $4.50 per share, 115 shares of Series I Convertible Preferred Stock would be convertible into 283,951 shares of Common Stock per month where the conversion formula is based on 90% of the $4.50 per share trading price. The Investor will be able to convert into the Initial Maximum Shares if the conversion price drops below $2.86 per share, which represents 90% of a trading price of $3.18 per share. The limitation imposed on conversion of the Series I Convertible Preferred Stock (115 shares each 30 days as described in the Company's Articles of Incorporation) may not be waived or changed by the Company without amending the Company's Articles of Incorporation with respect to this provision. Such amendment could only occur upon adoption of such amendment by the vote or consent by the holders of a majority of the shares of both Common Stock and Series I Convertible Preferred Stock.

The conversion feature of the Series I Convertible Preferred Stock operates such that the Investor receives more shares of Common Stock upon conversion when the market price of the Company's Common Stock is lower. In the event the trading price of the Company's Common Stock decreases such that the Investor is able to convert less than the total number of Initial Shares into the Initial Maximum Shares (1,750,000 shares); or in the event the Option is exercised and the Investor is able to convert less than the total of the Initial Shares and the Option Shares, together, into the Total Maximum Shares (2,263,197 shares), and as a result, the Investor has shares of Series I Convertible Preferred Stock remaining in its possession following all such conversions, the Company is obligated to redeem those remaining shares of Series I Convertible Preferred Stock for an amount equal to 110% of the face value of the remaining shares of Series I Convertible Preferred Stock. Thus, the Investor will receive $11,000 (110% of the Series I Convertible Preferred Stock face value of $10,000 per share) for every share of Series I Convertible Preferred Stock redeemed by the Company. In this event, the Investor will realize a gain on its redeemed investment without being exposed to uncertain market and trading conditions.

Further, in the event the price of the Common Stock declines during that time within which the investor holds shares of Series I Convertible Preferred Stock, the number of shares of Common Stock issuable upon conversion will increase proportionately to no more than the aforementioned limits. There have been instances of a stock price decline in other companies' shares of common stock upon the sale of similar convertible securities, where such decline occurs in anticipation of the conversion and sale of those companies' common stock into the public market. The Company is unable to predict the effect that the conversion of the Series I Convertible Preferred Stock into Common Stock and the sale of the Common Stock into the public market will have on the price of the Company's Common Stock. In the event the Investor sells a large number of shares of Common Stock into the public market over a short time period, the market price of the Company's Common Stock could decline. Such a decline in the price of the Company's Common Stock may make future financing more difficult for the Company to obtain on a favorable basis, if at all.

There are hazards for small companies issuing shares of convertible preferred stock which are convertible at a floating ratio based on the stock price. Short selling by the purchaser of convertible preferred stock could result in large profits to the purchaser by driving the market price down, then converting the convertible preferred stock at a low price. In the event of a downturn in the price of the Company's Common Stock, the Investor could profit through a low conversion price. Sales of shares of Common Stock by the Investor, whether through short or long selling, could have the effect of driving the market price down after which the Investor could convert additional shares of Series I Convertible Preferred Stock at the lower price, then sell those shares after the market price has risen to a higher level. There is a limitation on the number of shares into which the Shares may be converted and a limitation on the number of shares of Series I Convertible Preferred Stock which may be converted during the next eight months.

"PENNY STOCK" TRADING RULES. In the event the Common Stock is delisted and no longer quoted on Nasdaq, the Common Stock may become subject to the SEC's "penny stock" trading rules. The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. In the event the Common Stock becomes subject to the "penny stock" trading rules, such rules may materially limit or restrict the ability of a holder to resell such equity securities, and the liquidity typically associated with listed publicly traded equity securities may not exist.

                              SELLING STOCKHOLDERS

The Common Stock was acquired from the Company pursuant to Purchase Agreements at a price of $5.166 per share. The offer and sale by the Company of the Common Stock to the Selling Stockholders pursuant to the Purchase Agreements was made pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. The Purchase Agreements contain representations and warranties as to the Selling Stockholders' status as "accredited investors" as such term is defined in Rule 501 under the Securities Act.

Pursuant to the Purchase Agreements, the Selling Stockholders have represented that they acquired the Common Stock for investment and with no present intention of distributing the Common Stock. The Company agreed, in such Purchase Agreements, to prepare and file a registration statement as soon as practicable and to bear all expenses other than underwriting discounts and commissions and brokerage commissions and fees. In addition, and in recognition of the fact that the Selling Stockholders, even though purchasing the Common Stock without a view to distribution, may wish to be legally permitted to sell the Shares when each deems appropriate, the Company filed with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to, among other things, the resale of the Shares as described below under "Plan of Distribution."

The Selling Stockholders have not had a material relationship with the Company within the past three years except as a result of the ownership of the Common Stock.

The following table sets forth the name of the Selling Stockholders, the number of Shares beneficially owned by the Selling Stockholders as of May 26, 1998 and the number of Shares which may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholders. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time.

------------------------------------------------------------------------------------------------
                                    Number of Shares Owned                       Ownership After
                                     Prior to Offering (1)                           Offering
------------------------------------------------------------------------------------------------
                                                               Number of
             Name of                   Number of               Shares Being   Number of
       Selling Stockholder              Shares   Percent (2)    Offered        Shares      Percent
--------------------------------------------------------------------------------------------------
The British Life Office Limited        250,000      2.2%      107,000         143,000          1.3%
--------------------------------------------------------------------------------------------------
Veritas SG Investment Trust GMBH       621,500      5.5%      193,573         427,927          3.8%
--------------------------------------------------------------------------------------------------
FIM Securities Ltd.                    100,000      0.9%      100,000               0            0%
--------------------------------------------------------------------------------------------------
Deutscher Investment Trust GMBH        200,000      1.8%      200,000               0            0%
--------------------------------------------------------------------------------------------------

(1) The number of Shares beneficially owned is determined under rules promulgated by the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose.
(2)  Percent of total shares of Common Stock outstanding as of August 18, 1998.

                              PLAN OF DISTRIBUTION

The Company will receive no proceeds from this offering. The Shares offered hereby may be sold by the Selling Stockholders from time to time in transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through the writing of options on the Shares or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution, in addition and without limiting the foregoing, the Selling Stockholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Stockholders.

Any or all of the sales or other transactions involving the Shares described above, whether effected by the Selling Stockholders, any broker-dealer or others, may be made pursuant to this Prospectus. In addition, any Shares that qualify for sale pursuant to Rule l44 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

The Shares were issued to the Selling Stockholders pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. The Company agreed to register the Shares under the Securities Act and to indemnify and hold the Selling Stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the Selling Stockholders of the Shares. The Company has agreed to pay all reasonable fees and expenses incident to the filing of this Registration Statement.

                                    EXPERTS

The financial statements incorporated by reference to the Annual Report on Form 10-K/A, in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

                                    GLOSSARY

Ablation:           Laser interaction with biological material whereby its
                    molecular bonds are agitated, released and the material is removed in sub-micron amounts.

Astigmatism:        Condition where surface of the cornea is not uniform, having two different curvatures, that causes incoming light to be focused at different points.

BSCVA: Best Spectacle Corrected Visual Acuity. The FDA's primary measure of safety in LVC procedures. The FDA requires gathering data and reporting on patients who lose more than 2 lines (on the standard ETDRS eye chart) of corrected (if needed) visual acuity post-operatively, as compared to that patient's best pre-operative corrected visual acuity.

CE Mark: Conformite Europeenne Mark. Required for all medical device shipments into the European Union. It is a worldwide standard for safety and quality assurance.

Class III Device:   The FDA's device significance rating. The most difficult and stringent trials and data requirements are placed on Class
                    III Devices, including implants such as pacemakers, heart valves and artificial joints.

Cornea: Transparent, sturdy tissue at the front of the eye that is the eye's primary focusing element.

Decentration:       To effect accurate oblations, the laser treatment must be
                    accurately centered on the pupil. Decentration is when this does not occur and the patient's outcome is sub-optimal.

Diopter:            A measurement unit of refractive error.

Hyperopia:          Farsightedness that occurs when the curvature of the cornea is too flat. As a result, light rays are focused behind, instead of on, the retina and the person cannot see close objects clearly. (Not to be confused with presbyopia.)

LASIK: Laser-In-situ Keratomileusis. A laser vision correction procedure in which a flap is cut in the cornea and then pulled back to allow a laser to remove a small amount of tissue from the inner layers of the cornea.

LVC:                Laser vision correction.

Myopia: Nearsightedness that occurs when the curvature of the cornea is too steep. As a result, light rays are focused in front of, instead of on, the retina and the person can not see distant objects clearly.

Photorefractive
Keratectomy (PRK):  Refractive surgery technique in which a laser is used to remove or ablate submicron layers of the corneal tissue to reshape the cornea.

Pillar Point
Partners:           A United States patent pooling agreement formed by VISX and
                    Summit to solve patent disputes between them. The pooling arrangement required the physician to pay PPP a certain royalty on every laser vision correction procedure. The partnership was recently dissolved by the forming parties.

PMA: Pre-market approval. The FDA's name for the approval to begin commercial activities in the United States market.

Presbyopia:         Vision condition that occurs in older individuals in which the eye loses its ability to focus on near objects. The lens is the ineffective refractive median in presbyopia.

QSR Guidelines:     Quality System Regulation guidelines. The FDA's primary set of rules that companies must follow in the design, manufacture and modification of medical devices.

Refractive Surgery: Any surgery on the cornea or lens that changes the focal point of light on the retina.

Saccadic Eye
Movements:          Very rapid, involuntary movements of the eye that are random in amplitude and direction.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholder or by any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                               TABLE OF CONTENTS


PROSPECTUS SUMMARY.......................................1

RECENT DEVELOPMENTS......................................3

RISK FACTORS.............................................5

SELLING STOCKHOLDERS....................................15

PLAN OF DISTRIBUTION....................................15

EXPERTS.................................................16

GLOSSARY................................................16